UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No.     )1

ROBCOR PROPERTIES, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

09060J106

(CUSIP Number)

Cargill, Incorporated
Law Department / 24
15407 McGinty Road West
Wayzata, Minnesota 55391
Attn: Neal E Sawatzke/Ventures Atty
(952) 742 6334

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77028P-10-0

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cargill, Incorporated, FEIN: 41-0177680

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,063,474

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,063,474

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,273,823(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.2%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)                                  Includes 8,063,474 shares of Common Stock and 210,349 Warrants owned by Cargill.

(2)           Based on 62,584,328 shares of Common Stock issued and outstanding as of March 12, 2007.

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Item 1.    Security and Issuer

This statement relates to the common stock, no par value per share (the “Common Stock”), of Robcor Properties, Inc., a Florida corporation (the “Issuer”).  The Issuer’s principle executive offices are located at c/o Redpoint Bio Corporation, 2005 Eastpark Blvd., Cranbury, New Jersey  08512-3515.

Item 2.        Identity and Background

This statement is being filed on behalf of Cargill, Incorporated, a Delaware corporation (“Cargill”).  Cargill is engaged in the business of providing international food, agricultural and risk management products and services with its principal offices located at 15407 McGinty Road West, Wayzata, Minnesota 55391.

During the last five years prior to the date hereof, Cargill has not been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

Cargill acquired beneficial ownership of 7,222,080 shares of Common Stock pursuant to the Merger that is described in Item 4 below.  Concurrently with the completion of the Merger, the Issuer received an aggregate of approximately $20,000,000 in gross proceeds from the initial closing of a private placement (the “Offering”) to accredited investors of Common Stock at a price of $0.81 per share and three-year warrants to buy 25% of the number of shares of Common Stock purchased at a cash exercise price of $1.35 per share (the “Warrants”).   As part of this Offering, Cargill, as one of many investors, entered into a Subscription Agreement dated March 12, 2007 (the “Subscription Agreement”), by and among the Issuer, Redpoint (as defined below) and Cargill, pursuant to which Cargill purchased 841,394 shares of Common Stock, together with 210,349 Warrants.  The total consideration paid by Cargill pursuant to the Subscription Agreement was $680,494.00 from Cargill’s general working capital.

Item 4.      Purpose of Transaction

On March 12, 2007, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Redpoint Bio Corporation, a Delaware corporation (“Redpoint”), on the one hand, and the Issuer, Robcor Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), Robcor, LLC, a Kentucky limited liability company and wholly-owned subsidiary of the Issuer (“Robcor, LLC”) and Halter Financial Investments, L.P., a Texas limited partnership, and Michael Heitz, as stockholders of the Issuer, on the other hand.  The transactions contemplated by the Merger Agreement were consummated on March 12, 2007 (the “Closing” or the “Closing Date”).  Pursuant to the Merger Agreement, on the Closing Date, Merger Sub merged with and into Redpoint (the “Merger”), with Redpoint being the surviving corporation and becoming a wholly-owned subsidiary of the Issuer, and the outstanding shares of capital stock, convertible notes and certain warrants to purchase capital stock of Redpoint were converted into an aggregate of 35,073,259 shares of Common Stock of the Issuer in accordance with the Delaware General Corporation Law (the “DGCL”) on the terms and conditions as set forth in the Merger Agreement.  In the Merger, Cargill received 7,222,080 shares of Common Stock upon the conversion of Cargill’s outstanding convertible preferred stock, convertible notes and warrants of Redpoint.

Pursuant to the Merger Agreement, on the Closing Date, Mr. Timothy P. Halter, as the sole director of the issuer, appointed Dr. F. Raymond Salemme, Ph.D. as a director of the Issuer effective on the Closing Date.  Mr. Halter submitted his resignation from the Board of Directors, which will become effective on the 10th day following the mailing of the Schedule 14F-1 Information Statement to the stockholders of the Issuer (the “Effective Date”).  Upon the resignation of Mr. Halter as a director, Dr. Salemme plans to appoint the directors

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of Redpoint in office immediately prior to the Closing Date, Mr. Robert Chefitz, Dr. Leif Kjaergaard, Ph.D., Mr. David Patchen and Dr. Philip L. Smith, Ph.D., as new directors of the Issuer.

Additionally, on the Closing Date, the Issuer cancelled and extinguished 1,150,000 shares of Common Stock held by the Issuer’s stockholder Mr. Michael Heitz in exchange for the transfer to Mr. Heitz, simultaneous with the Closing, of the Issuer’s membership interest in Robcor, LLC held prior to the Closing Date.

In addition, as described in Item 3 above, contemporaneously with the Merger, Redpoint and the Issuer completed the Offering of an aggregate of 24,729,060 shares of Common Stock, together with the Warrants.  Cargill purchased 841,394 shares of Common Stock, together with 210,349 Warrants, in the Offering.  Upon the completion of the Merger and the close of the Offering, the Issuer has a total of 62,584,328 shares of Common Stock issued and outstanding, and the former stockholders of Redpoint and the investors in the Offering hold in the aggregate approximately 97.8% of such outstanding shares of Common Stock.

In order to (i) change the domicile of the Issuer from a Florida corporation to a Delaware corporation, (ii) change the name of the Issuer to “Redpoint Bio Corporation” and (iii) effect a reverse stock split of the shares of Common Stock pursuant to which each issued and outstanding share of Common Stock will be converted into approximately 0.359453630 shares of new Common Stock, the Issuer anticipates, subject to requisite stockholder approval, that a second merger will follow the Merger in which the Issuer will merge with and into Redpoint.  We refer to this transaction as the Reorganization Merger.  Following the completion of the Reorganization Merger, it is expected that the Issuer will change its corporate name to “Redpoint Bio Corporation”.  The Issuer will be subject to the state laws of the State of Florida, including the Business Corporation Act of the State of Florida, until the completion of the Reorganization Merger, at which time, the Issuer is expected be subject to the state laws of Delaware, including the Delaware General Corporation Law.  It is expected that the Reorganization Merger will be consummated within 60 days of the Closing Date.

Cargill does not have any plans that would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer of any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except as described above;

(e)           Any material change in the present capitalization (except in accordance with the Reorganization Merger described above) or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

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(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated above.

Item 5.        Interest in Securities of the Issuer

(a)           Aggregate number and percentage of class beneficially owned:

(i)            Cargill owns 8,063,474 shares of Common Stock, constituting approximately 13.2% of the outstanding shares of Common Stock.  In addition, Cargill owns 210,349 Warrants.

(b)	Number of shares as to which such person has:

(i) Power to vote: 8,063,474

(ii) Power to dispose: 8,063,474

(c)	Transactions during the past 60 days:

Other than as described in Items 3 and 4, during the past sixty days prior to the date hereof, Cargill has not engaged in any transaction in the Issuer’s Common Stock.

(d)           No person, other than Cargill, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by Cargill.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Items 3 and 4 above.  Additionally, the following agreements are attached hereto and/or incorporated by reference:

A copy of the form of Warrant issued by the Issuer to investors in the Offering is incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on March 16, 2007.

A copy of the Merger Agreement is incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 13, 2007.

A copy of the Subscription Agreement, dated March 12, 2007, by and among the Issuer, Redpoint and Cargill is attached hereto as Exhibit C.

A copy of the Registration Rights Agreement, dated March 12, 2007, by and among Robcor, National Holdings Corporation, Brean Murray, Carret & Co., LLC and the parties set forth on the signature page and Exhibit A thereto is incorporated by reference to Exhibit 10.16 to the Current Report on Form 8-K filed by the Issuer on March 16, 2007.

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A copy of the Registration Rights Agreement, dated March 12, 2007, by and among Robcor and certain existing stockholders of Redpoint is incorporated by reference to Exhibit 10.17 to the Current Report on Form 8-K filed by the Issuer on March 16, 2007.

Except for the agreements and instruments described in the response to Items 3 and 4 and included in this Item 6, to the knowledge of Cargill, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.        Material to Be Filed as Exhibits

Exhibit	Name

A	Form of Warrant issued by the Issuer to investors in the Offering. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on March 16, 2007.

B

Agreement and Plan of Merger, dated March 12, 2007, by and among, Redpoint Bio Corporation, Robcor Properties, Inc., Robcor Acquisition Corp., Robcor LLC, Halter Financial Investments, L.P. and Michael Heitz. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 13, 2007.

C	Subscription Agreement, dated March 12, 2007, by and among the Issuer, Redpoint and Cargill, filed herewith.

D

Registration Rights Agreement, dated March 12, 2007, by and among Robcor, National Holdings Corporation, Brean Murray, Carret & Co., LLC and the parties set forth on the signature page and Exhibit A thereto. Incorporated by reference to Exhibit 10.16 to the Current Report on Form 8-K filed by the Issuer on March 16, 2007.

E

Registration Rights Agreement, dated March 12, 2007, by and among Robcor and certain existing stockholders of Redpoint. Incorporated by reference to Exhibit 10.17 to the Current Report on Form 8-K filed by the Issuer on March 16, 2007.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2007	CARGILL, INCORPORATED

	By:	/s/ David Patchen
	Name:	David Patchen
	Title:	VP Emerging Business

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

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Exhibit C

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT (“Agreement”) made as of this 12th day of March, 2007, by and among PubCo1, a Delaware corporation (“PubCo” or the “Company”), as described in the Memorandum (as defined below), Redpoint Bio Corporation, a Delaware corporation and upon the Closing Date (as defined below) a wholly owned subsidiary of the Company (“Redpoint”) and the undersigned (the “Purchaser” or “you”).

WHEREAS, the Company and Redpoint are parties to an Agreement and Plan of Merger and Reorganization whereby a wholly owned subsidiary of the Company will merge with and into Redpoint, Redpoint will become a wholly owned subsidiary of the Company, and the existing Redpoint stockholders will obtain majority ownership and control of the Company (the “Merger”).  Immediately after the effective time of the Merger (the “Closing Date”), the Company will assume, through Redpoint, its business and operations; and

WHEREAS, as a condition to the closing of the Merger, the Company intends to obtain subscriptions for the purchase and sale, in a private placement transaction (the “Offering”) pursuant to Regulation D promulgated under the Securities Act of 1933, as amended (the “Act”), of units (the “Units”) comprised of one (1) share of the Company’s common stock, $.0001 par value per share (the “Shares” or “Common Stock”) and a three-year warrant (the “Warrants”) to buy 25% of the number of shares of Common Stock purchased, at a cash exercise price of $3.75 per share (the “Warrant Shares”), at a price of $2.25 per Unit, on the terms and conditions hereinafter set forth, and the Subscriber desires to acquire that number of Units set forth on the signature page hereof; and

WHEREAS, Purchaser desires to purchase the number of Units set forth on the signature page hereof.

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto do hereby agree as follows:

1.             Subscription.

(a)           Purchaser, intending to be legally bound, hereby irrevocably agrees to purchase the number of Units set forth on the Omnibus Signature Page annexed hereto at a purchase price of $2.25 per Unit.  This subscription is submitted to you in accordance with and subject to the terms and conditions described in this Subscription Agreement, and the Confidential Private Placement Memorandum dated December 4, 2006, as amended or supplemented from time to time, including all documents incorporated by reference therein and all attachments, schedules and exhibits thereto (the “Memorandum”), relating to the offering (the “Offering”) by the Company of a minimum of 8,888,889 Units ($20,000,000) (the “Minimum Amount”) and a maximum of 12,444,444 Units ($28,000,000) (the “Maximum Amount”).  In addition, we have granted the Placement Agents a 30-day option to sell up to 2,222,222 additional Units ($5,000,000) to cover over-allotments.

(b)           The terms of the Offering are more completely described in the Memorandum and such terms are incorporated herein in their entirety.  Certain capitalized terms used, but not otherwise defined herein, shall have the respective meanings provided in the Memorandum.

1Identity of PubCo will be set forth in and PubCo shall be required to execute the final Subscription Agreement executed at closing.

2.             Payment.  The Purchaser encloses herewith a check payable to, or will immediately make a wire transfer payment to, “Signature Bank, Escrow Agent for Redpoint Bio Corporation,” in the full amount of the purchase price of the Units being subscribed for.  Together with the check for, or wire transfer of, the full purchase price, the Purchaser is delivering a completed and executed Omnibus Signature Page to this Subscription Agreement and the Registration Rights Agreement.

3.             Deposit of Funds.  All payments made as provided in Section 2 hereof shall be deposited by the Company as soon as practicable with Signature Bank, as escrow agent (the “Escrow Agent”) or such other escrow agent appointed by Brean Murray, Carret & Co., LLC (“BMC”), National Holdings Corporation (“National”, and together with BMC, the “Placement Agents”) and the Company, in a non-interest bearing escrow account (the “Escrow Account”).  In the event that the Company does not succeed in receiving and accepting subscriptions for the Minimum Amount on or before February 5, 2007, subject to an extension to April 6, 2007 at the discretion of the Placement Agents and the Company, the Company will refund all of the Purchaser’s subscription funds, without interest accrued thereon or deduction therefrom, and will return the subscription documents to the Purchaser.  If the Company rejects a Purchaser’s subscription, either in whole or in part (which decision is in the sole discretion of the Company), the rejected subscription funds or the rejected portion thereof will be returned promptly to the Purchaser without interest accrued thereon or deduction therefrom.  The minimum subscription for a Purchaser in the Offering is 20,000 Units ($45,000); provided, however, that the Placement Agents and the Company, in their sole discretion, may waive such minimum subscription requirement from time to time.  We do not intend to issue fractional shares and, as a result, the Units will be offered in increments of four Units.

4.             Acceptance of Subscription.  The Purchaser understands and agrees that the Company in its sole discretion reserves the right to accept or reject this or any other subscription for the Units, in whole or in part, notwithstanding prior receipt by the Purchaser of notice of acceptance of this or any other subscription.  The Company shall have no obligation hereunder until the Company shall execute and deliver to the Purchaser an executed copy of this Subscription Agreement.  If Purchaser’s subscription is rejected in whole, or the Offering is terminated or the Minimum Amount is not subscribed for and accepted, all funds received from the Purchaser will be returned without interest, penalty, expense or deduction, and this Subscription Agreement shall thereafter be of no further force or effect.  If Purchaser’s subscription is rejected in part, the funds for the rejected portion of such subscription will be returned without interest, penalty, expense or deduction, and this Subscription Agreement will continue in full force and effect to the extent such subscription was accepted.

5.             Representations and Warranties of the Purchaser.  The Purchaser hereby acknowledges, represents, warrants, and agrees as follows:

(a)           None of the Shares, the Warrants or the Warrant Shares are registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws.  The Purchaser understands that the offering and sale of the Shares and Warrants is intended to be exempt from registration under the Securities Act, by virtue of Section 4(2) thereof and the provisions of Regulation D promulgated thereunder, based, in part, upon the representations, warranties and agreements of the Purchaser contained in this Subscription Agreement;

(b)           The Purchaser and the Purchaser’s attorney, accountant, purchaser representative and/or tax advisor, if any (collectively, “Advisors”), have received the Memorandum and all other documents requested by the Purchaser or its Advisors, if any, have carefully reviewed them and understand the information contained therein, prior to the execution of this Subscription Agreement.  Purchaser acknowledges that the identity of PubCo has not been included in the Memorandum due to concerns with respect to the trading of PubCo’s securities on the basis of material non-public information.

Purchaser understands that it has the right to obtain the identity of PubCo upon request subject to the execution of a non-disclosure agreement which contains required restrictions on the trading of PubCo’s securities;

(c)           Neither the Securities and Exchange Commission (the “Commission”) nor any state securities commission has approved the Shares issued by the Company or the Warrants or Warrant Shares, or passed upon or endorsed the merits of the Offering or confirmed the accuracy or determined the adequacy of the Memorandum.  The Memorandum has not been reviewed by any Federal, state or other regulatory authority;

(d)           All documents, records, and books pertaining to the investment in the Units (including, without limitation, the Memorandum) have been made available for inspection by the Purchaser and its Advisors, if any;

(e)           The Purchaser and its Advisors, if any, have had a reasonable opportunity to ask questions of and receive answers from a person or persons acting on behalf of the Company concerning the offering of the Units and the business, financial condition, results of operations and prospects of the Company, and all such questions have been answered by the Company in writing to the full satisfaction of the Purchaser and its Advisors, if any;

(f)            In evaluating the suitability of an investment in the Company, the Purchaser has not relied upon any representation or other information (oral or written) other than as stated in the Memorandum or as contained in documents so furnished to the Purchaser or its Advisors, if any, by the Company in writing;

(g)           The Purchaser is unaware of, is in no way relying on, and did not become aware of the offering of the Units through or as a result of, any form of general solicitation or general advertising including, without limitation, any article, notice, advertisement or other communication published in any newspaper, magazine or similar media or broadcast over television, radio or over the Internet, in connection with the offering and sale of the Units and is not subscribing for Units and did not become aware of the offering of the Units through or as a result of any seminar or meeting to which the Purchaser was invited by, or any solicitation of a subscription by, a person not previously known to the Purchaser in connection with investments in securities generally;

(h)           The Purchaser has taken no action which would give rise to any claim by any person for brokerage commissions, finders’ fees or the like relating to this Subscription Agreement or the transactions contemplated hereby (other than commissions to be paid by the Company to the Placement Agents as described in the Memorandum or as otherwise described in the Memorandum);

(i)            The Purchaser, either alone or together with its Advisor(s), if any, have such knowledge and experience in financial, tax, and business matters, and, in particular, investments in securities, so as to enable them to utilize the information made available to them in connection with the offering of the Units to evaluate the merits and risks of an investment in the Units and the Company and to make an informed investment decision with respect thereto;

(j)            The Purchaser is not relying on the Company, NSC, BMC or any of their respective employees or agents with respect to the legal, tax, economic and related considerations of an investment in the Units, and the Purchaser has relied on the advice of, or has consulted with, only its own Advisors;

(k)           The Purchaser is acquiring the Units solely for such Purchaser’s own account for investment and not with a view to resale or distribution thereof, in whole or in part.  The Purchaser has no agreement or arrangement, formal or informal, with any person to sell or transfer all or any of the Shares or the Warrant Shares, and the Purchaser has no plans to enter into any such agreement or arrangement;

(l)            The purchase of the Units represents high risk capital and the Purchaser is able to afford an investment in a speculative venture having the risks and objectives of the Company.  The Purchaser must bear the substantial economic risks of the investment in the Units indefinitely because none of the securities included in the Units may be sold, hypothecated or otherwise disposed of unless subsequently registered under the Securities Act and applicable state securities laws or an exemption from such registration is available.  Legends shall be placed on the securities included in the Units to the effect that they have not been registered under the Securities Act or applicable state securities laws and appropriate notations thereof will be made in the Company’s stock books.  Stop transfer instructions will be placed with the transfer agent of the securities constituting the Units.  The Company has agreed that purchasers of the Units will have, with respect to the Units and the shares of Common Stock underlying the Warrants, the registration rights described in the Registration Rights Agreement in the form annexed to the Memorandum.  Notwithstanding such registration rights, it is not anticipated that there will be any market for resale of the Shares, the Warrants or the Warrant Shares, and such securities will not be freely transferable at any time in the foreseeable future;

(m)          The Purchaser has adequate means of providing for such Purchaser’s current financial needs and foreseeable contingencies and has no need for liquidity of the investment in the Units, shares of Common Stock contained in the Shares, the Warrants or the Warrant Shares for an indefinite period of time;

(n)           The Purchaser is aware that an investment in the Units involves a number of very significant risks and has carefully read and considered the matters set forth in the Memorandum and, in particular, the matters under the caption “Risk Factors” therein, and, in particular, acknowledges that such risks may materially adversely affect the Company’s results of operations and future prospects;

(o)           The Purchaser is an “accredited investor” as that term is defined in Regulation D under the Securities Act, and has truthfully and accurately completed the Accredited Investor Certification contained herein;

(p)           The Purchaser: (i) if a natural person, represents that the Purchaser has reached the age of 21 and has full power and authority to execute and deliver this Subscription Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof; (ii) if a corporation, partnership, or limited liability company or partnership, or association, joint stock company, trust, unincorporated organization or other entity, represents that such entity was not formed for the specific purpose of acquiring the Units, such entity is duly organized, validly existing and in good standing under the laws of the state of its organization, the consummation of the transactions contemplated hereby is authorized by, and will not result in a violation of state law or its charter or other organizational documents, such entity has full power and authority to execute and deliver this Subscription Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof and to purchase and hold the securities constituting the Units, the execution and delivery of this Subscription Agreement has been duly authorized by all necessary action, this Subscription Agreement has been duly executed and delivered on behalf of such entity and is a legal, valid and binding obligation of such entity; or (iii) if executing this Subscription Agreement in a representative or fiduciary capacity, represents that it has full power and authority to execute and deliver this Subscription Agreement in such capacity and on behalf of the subscribing individual, ward, partnership, trust, estate, corporation, or limited liability company or partnership, or other entity for whom the Purchaser is executing this Subscription Agreement, and such individual, partnership, ward, trust, estate, corporation, or limited liability company or partnership, or other entity has full right and power to perform pursuant to this Subscription Agreement and make an investment in the Company, and represents that this Subscription Agreement constitutes a legal, valid and binding obligation of such entity.  The execution and delivery of this Subscription Agreement will not violate or be in conflict with any order, judgment, injunction, agreement or controlling document to which the Purchaser is a party or by which it is bound;

(q)           The Purchaser and its Advisors, if any, have had the opportunity to obtain any additional information, to the extent the Company had such information in their possession or could acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information contained in the Memorandum and all documents received or reviewed in connection with the purchase of the Units and have had the opportunity to have representatives of the Company provide them with such additional information regarding the terms and conditions of this particular investment and the financial condition, results of operations, business and prospects of the Company deemed relevant by the Purchaser or its Advisors, if any, and all such requested information, to the extent the Company had such information in its possession or could acquire it without unreasonable effort or expense, has been provided by the Company in writing to the full satisfaction of the Purchaser and its Advisors, if any;

(r)            The Purchaser represents to the Company that any information which the undersigned has heretofore furnished or is furnishing herewith to the Company, NSC or BMC is complete and accurate and may be relied upon by the Company in determining the availability of an exemption from registration under Federal and state securities laws in connection with the offering of securities as described in the Memorandum.  The Purchaser further represents and warrants that it will notify and supply corrective information to the Company, NSC and BMC immediately upon the occurrence of any change therein occurring prior to the Company’s issuance of the securities contained in the Units;

(s)           The Purchaser has significant prior investment experience, including investment in non-listed and non-registered securities.  The Purchaser is knowledgeable about investment considerations in public companies and, in particular, public companies traded on the OTC Bulletin Board.  The Purchaser has a sufficient net worth to sustain a loss of its entire investment in the Company in the event such a loss should occur.  The Purchaser’s overall commitment to investments which are not readily marketable is not excessive in view of the Purchaser’s net worth and financial circumstances and the purchase of the Units will not cause such commitment to become excessive.  This investment is a suitable one for the Purchaser;

(t)            The Purchaser is satisfied that it has received adequate information with respect to all matters which it or its Advisors, if any, consider material to its decision to make this investment;

(u)           The Purchaser acknowledges that any estimates or forward-looking statements or projections included in the Memorandum were prepared by the Company in good faith, but that the attainment of any such projections, estimates or forward-looking statements cannot be guaranteed by the Company and should not be relied upon;

(v)           No oral or written representations have been made, or oral or written information furnished, to the Purchaser or its Advisors, if any, in connection with the offering of the Units which are in any way inconsistent with the information contained in the Memorandum;

(w)          Within five days after receipt of a request from the Company, NSC or BMC, the Purchaser will provide such information and deliver such documents as may reasonably be necessary to comply with any and all laws and ordinances to which the Company, NSC or BMC is subject;

(x)            The Purchaser’s substantive relationship with NSC, BMC or subagent through which the Purchaser is subscribing for Units predates NSC’s, BMC’s or such subagent’s contact with the Purchaser regarding an investment in the Units;

(y)           THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS.  THE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.  THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE MEMORANDUM.  ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL;

(z)            The Purchaser acknowledges that neither the Units nor the Warrants have been recommended by any Federal or state securities commission or regulatory authority.  In making an investment decision investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved.  Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this Subscription Agreement.  Any representation to the contrary is a criminal offense.  The Shares issued by the Company, the Warrants and the Warrant Shares, are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the Securities Act, and the applicable state securities laws, pursuant to registration or exemption therefrom.  Investors should be aware that they will be required to bear the financial risks of this investment for an indefinite period of time; and

(aa)         (For ERISA plans only)    The fiduciary of the ERISA plan (the “Plan”) represents that such fiduciary has been informed of and understands the Company’s investment objectives, policies and strategies, and that the decision to invest “plan assets” (as such term is defined in ERISA) in the Company is consistent with the provisions of ERISA that require diversification of plan assets and impose other fiduciary responsibilities.  The Purchaser or Plan fiduciary (a) is responsible for the decision to invest in the Company; (b) is independent of the Company and any of its affiliates; (c) is qualified to make such investment decision; and (d) in making such decision, the Purchaser or Plan fiduciary has not relied on any advice or recommendation of the Company or any of its affiliates.

6.             Representations and Warranties of the PubCo and Redpoint.

PubCo hereby acknowledges, represents, warrants, and agrees as follows:

(i)            PubCo is a corporation duly organized, existing and in good standing under the laws of its state of incorporation and has the corporate power to conduct its business.

(ii)           The execution, delivery and performance of this Agreement by PubCo have been duly approved by the Board of Directors of PubCo.

(iii)          The Shares, Warrants and Warrant Shares have been or will be duly and validly authorized and, when issued in accordance with the terms hereof, will be duly and validly issued, fully paid and non-assessable.

(iv)          No consent, authorization or filing of or with any federal court or government authority of the United States is required in connection with the consummation of the transactions contemplated herein, except for required filings with the Commission and applicable “Blue Sky” or state securities commissions relating specifically to the Offering or with applicable state authorities relating specifically to the Merger.

(v)           The Memorandum, and any amendments or supplements thereto, as of the date of any such amendment or supplement thereto, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(vi)          PubCo has authorized and outstanding the capital stock of PubCo as is set forth in its most recent filings with the Commission as of the date set forth therein.  All outstanding shares of capital stock of PubCo are duly authorized, validly issued and outstanding, fully paid and non-assessable.  Except as referred to in the Memorandum or in its most recent filings with the Commission: (i) there are no outstanding options, warrants or other rights permitting or requiring PubCo or others to purchase or acquire any shares of capital stock or other equity securities of PubCo or to pay any dividend or make any other distribution in respect thereof; (ii) there are no securities issued or outstanding which are convertible into or exchangeable for shares of capital stock or other equity securities of PubCo and there are no contracts, commitments or understandings to which PubCo is a party, whether or not in writing, to issue or grant any such option, warrant, right or convertible or exchangeable security; (iii) no shares of stock or other securities of PubCo are reserved for issuance for any purpose; (iv) there are no voting trusts or other contracts, commitments, understandings, arrangements or restrictions of any kind to which PubCo is a party with respect to the ownership, voting or transfer of shares of stock or other securities of PubCo, including without limitation, any preemptive rights, rights of first refusal, proxies or similar rights and (v) no person holds a right to require PubCo to register any securities of PubCo under the Act or to participate in any such registration.

(vii)         Except as set forth in the Memorandum or in its most recent filings with the Commission, no default by PubCo or, to the knowledge of PubCo, any other party exists in the due performance under any material agreements to which PubCo is a party or to which any of its assets are subject, other than defaults that could not reasonably be expected to have a material adverse effect on the (i) assets, liabilities, results of operations, condition (financial or otherwise), business or business prospects of PubCo or (ii) ability of PubCo to perform its obligations under this Agreement (“PubCo Material Adverse Effect”).

(viii)        Except as set forth in the Memorandum or in its most recent filings with the Commission, there are no actions, suits, claims, hearings or proceedings pending before any court or governmental authority or, to the knowledge of PubCo, threatened, against PubCo, or involving its assets or any of its officers or directors (in their capacity as such) which, if determined adversely to PubCo or such officer or director, could not reasonably be expected to have a PubCo Material Adverse Effect or adversely affect the transactions contemplated by this Agreement or the Merger Agreement or the enforceability thereof.

(b)           Redpoint hereby acknowledges, represents, warrants, and agrees as follows:

(i)            Redpoint is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Redpoint is duly qualified to transact business as a foreign corporation and is in good standing under the laws of each jurisdiction where the location of its properties or the conduct of its business makes such qualification necessary, except where the failure to be so qualified would not, or could not reasonably be expected to, have a material adverse effect on the (i)

assets, liabilities, results of operations, condition (financial or otherwise), business or business prospects of Redpoint or (ii) ability of Redpoint to perform its obligations under this Agreement (“Redpoint Material Adverse Effect”).

(ii)           Redpoint has all requisite corporate power and authority to conduct its business as presently conducted and as proposed to be conducted, to enter into and perform its obligations under this Agreement.  This Agreement constitutes the valid and binding obligations of Redpoint, enforceable against Redpoint in accordance with their respective terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect affecting the rights of creditors generally and to general equitable principles and the availability of specific performance.

(iii)          The execution and delivery of, or performance by, Redpoint under this Agreement does not conflict with any term or provision of, or will result in the creation or imposition of, any lien, charge or other encumbrance upon any of the assets of Redpoint under, any other agreement or other instrument to which Redpoint is a party or by which Redpoint or its assets is bound, or any term of the charter or by-laws of Redpoint, or any license, permit, statute, rule or regulation applicable to Redpoint or any of its assets, or any judgment, decree, or order of any court or governmental body having jurisdiction over Redpoint except as same would not have a Redpoint Material Adverse Effect.

(iv)          No consent, authorization or filing of or with any federal court or government authority of the United States is required in connection with the consummation of the transactions contemplated herein, except for required filings with the SEC and applicable “Blue Sky” or state securities commissions relating specifically to the Offering or with applicable state authorities relating specifically to the Merger.

(v)           The Memorandum, and any amendments or supplements thereto, as of the date of any such amendment or supplement thereto, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(vi)          Redpoint has authorized and outstanding the capital stock of Redpoint as set forth in the Memorandum as of the date set forth therein.  All outstanding shares of capital stock of Redpoint are duly authorized, validly issued and outstanding, fully paid and non-assessable.  Except as referred to in the Memorandum: (i) there are no outstanding options, warrants or other rights permitting or requiring Redpoint or others to purchase or acquire any shares of capital stock or other equity securities of Redpoint or to pay any dividend or make any other distribution in respect thereof; (ii) there are no securities issued or outstanding which are convertible into or exchangeable for shares of capital stock or other equity securities of Redpoint and there are no contracts, commitments or understandings to which Redpoint is a party, whether or not in writing, to issue or grant any such option, warrant, right or convertible or exchangeable security; (iii) no shares of stock or other securities of Redpoint are reserved for issuance for any purpose; (iv) there are no voting trusts or other contracts, commitments, understandings, arrangements or restrictions of any kind to which Redpoint is a party with respect to the ownership, voting or transfer of shares of stock or other securities of Redpoint, including without limitation, any preemptive rights, rights of first refusal, proxies or similar rights and (v) no person holds a right to require Redpoint to register any securities of Redpoint under the Act or to participate in any such registration.

(vii)         The financial statements, together with the related notes, of Redpoint included in the Memorandum present fairly the financial position of Redpoint as of the respective dates specified and the results of its operations and cash flow for the respective periods covered thereby.

(viii)        The conduct of business by Redpoint as presently and proposed to be conducted is not subject to continuing oversight, supervision, regulation or examination by any governmental official or body of the United States or any other jurisdiction wherein Redpoint conducts or proposes to conduct such business, except as described in the Memorandum and except such regulation as is applicable to commercial enterprises generally.  Except as described in the Memorandum, Redpoint has complied with all applicable laws, regulations, judgments, decrees or orders of any court or governmental agency or entity except where the failure to so comply would not have a Redpoint Material Adverse Effect and has obtained all requisite licenses, permits and other governmental authorizations to conduct its business as presently conducted and to be conducted following the consummation of the Merger, except to the extent the failure to so obtain could not reasonably be expected to have a Material Adverse Effect on Redpoint.  Redpoint has not received any notice of any violation of, or noncompliance with, any federal, state, local or foreign laws, ordinances, regulations and orders (including, without limitation, those relating to environmental protection, occupational safety and health, federal securities laws, equal employment opportunity, consumer protection, credit reporting, “truth-in-lending”, and warranties and trade practices) applicable to its business, the violation of, or non-compliance with, which would have a Material Adverse Effect, and Redpoint knows of no facts or set of circumstances which would give rise to such a notice.

(ix)           Except as set forth in the Memorandum, no default by Redpoint or, to the knowledge of Redpoint, any other party exists in the due performance under any of the agreements referred to in the Memorandum to which Redpoint is a party or to which any of its assets are subject, other than defaults that could not reasonably be expected to have a Redpoint Material Adverse Effect.

(x)            Except as set forth in the Memorandum, there are no actions, suits, claims, hearings or proceedings pending before any court or governmental authority or, to the knowledge of Redpoint, threatened, against Redpoint, or involving its assets or any of its officers or directors (in their capacity as such) which, if determined adversely to Redpoint or such officer or director, could not reasonably be expected to have a Redpoint Material Adverse Effect or adversely affect the transactions contemplated by this Agreement or the Merger Agreement or the enforceability thereof.

(xi)           Subsequent to the respective dates as of which information is given in the Memorandum, except as may otherwise be set forth in the Memorandum, there has been no: (i) material adverse change in the financial condition of Redpoint; (ii) damage, loss or destruction, whether or not covered by insurance, with respect to any material asset or property of Redpoint; or (iii) agreement to permit any of the foregoing.

7.             Indemnification.  The Purchaser agrees to indemnify and hold harmless the Company, the Placement Agents and their respective officers, directors, employees, agents, control persons and affiliates from and against all losses, liabilities, claims, damages, costs, fees and expenses whatsoever (including, but not limited to, any and all expenses incurred in investigating, preparing or defending against any litigation commenced or threatened) based upon or arising out of any actual or alleged false acknowledgment, representation or warranty, or misrepresentation or omission to state a material fact, or breach by the Purchaser of any covenant or agreement made by the Purchaser herein or in any other document delivered in connection with this Subscription Agreement.

8.             Irrevocability; Binding Effect.  The Purchaser hereby acknowledges and agrees that the subscription hereunder is irrevocable by the Purchaser, except as required by applicable law, and that this Subscription Agreement shall survive the death or disability of the Purchaser and shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives, and permitted assigns.  If the Purchaser is more than one person, the obligations of the Purchaser hereunder shall be joint and several and the agreements, representations, warranties, and acknowledgments herein shall be deemed to be made by and be binding upon each such person and such person’s heirs, executors, administrators, successors, legal representatives, and permitted assigns.

9.             Modification.  This Subscription Agreement shall not be modified or waived except by an instrument in writing signed by the party against whom any such modification or waiver is sought.

10.           Notices.  Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be mailed by certified mail, return receipt requested, or delivered against receipt to the party to whom it is to be given (a) if to the Company, at the address set forth above or (b) if to the Purchaser, at the address set forth on the signature page hereof (or, in either case, to such other address as the party shall have furnished in writing in accordance with the provisions of this Section 10).  Any notice or other communication given by certified mail shall be deemed given at the time of certification thereof, except for a notice changing a party’s address which shall be deemed given at the time of receipt thereof.

11.           Assignability.  This Subscription Agreement and the rights, interests and obligations hereunder are not transferable or assignable by the Purchaser and the transfer or assignment of the Shares issued by the Company, the Warrants or the Warrant Shares shall be made only in accordance with all applicable laws.

12.           Applicable Law.  This Subscription Agreement shall be governed by and construed under the laws of the State of New York as applied to agreements among New York residents entered into and to be performed entirely within New York.  Each of the parties hereto (1) agree that any legal suit, action or proceeding arising out of or relating to this Agreement shall be instituted exclusively in New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York, (2) waive any objection which the Company may have now or hereafter to the venue of any such suit, action or proceeding, and (3) irrevocably consent to the jurisdiction of the New York State Supreme Court, County of New York, and the United States District Court for the Southern District of New York in any such suit, action or proceeding.  Each of the parties hereto further agrees to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding in the New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York and agree that service of process upon it mailed by certified mail to its address shall be deemed in every respect effective service of process upon it, in any such suit, action or proceeding.  THE PARTIES HERETO AGREE TO WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS SUBSCRIPTION AGREEMENT OR ANY DOCUMENT OR AGREEMENT CONTEMPLATED HEREBY.

13.           Blue Sky Qualification.  The purchase of Units under this Subscription Agreement is expressly conditioned upon the exemption from qualification of the offer and sale of the Units from applicable Federal and state securities laws.  The Company shall not be required to qualify this transaction under the securities laws of any jurisdiction and, should qualification be necessary, the Company shall be released from any and all obligations to maintain its offer, and may rescind any sale contracted, in the jurisdiction.

14.           Use of Pronouns.  All pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons referred to may require.

15.           Confidentiality.  The Purchaser acknowledges and agrees that any information or data the Purchaser has acquired from or about the Company, not otherwise properly in the public domain, was received in confidence.  The Purchaser agrees not to divulge, communicate or disclose, except as may be required by law or for the performance of this Subscription Agreement, or use to the detriment of the Company or for the benefit of any other person or persons, or misuse in any way, any confidential information of the Company, including any scientific, technical, trade or business secrets of the Company and any scientific, technical, trade or business materials that are treated by the Company as confidential or proprietary, including, but not limited to, ideas, discoveries, inventions, developments and improvements belonging to the Company and confidential information obtained by or given to the Company about or belonging to third parties.

16.           Miscellaneous.

(a)           This Subscription Agreement, together with the Warrants, if any, and the Registration Rights Agreement, constitute the entire agreement between the Purchaser and the Company with respect to the subject matter hereof and supersede all prior oral or written agreements and understandings, if any, relating to the subject matter hereof.  The terms and provisions of this Subscription Agreement may be waived, or consent for the departure therefrom granted, only by a written document executed by the party entitled to the benefits of such terms or provisions.

(b)           Each of the Purchaser’s and the Company’s representations and warranties made in this Subscription Agreement shall survive the execution and delivery hereof and delivery of the Units.

(c)           Each of the parties hereto shall pay its own fees and expenses (including the fees of any attorneys, accountants, appraisers or others engaged by such party) in connection with this Subscription Agreement and the transactions contemplated hereby whether or not the transactions contemplated hereby are consummated.

(d)           This Subscription Agreement may be executed in one or more counterparts each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

(e)           Each provision of this Subscription Agreement shall be considered separable and, if for any reason any provision or provisions hereof are determined to be invalid or contrary to applicable law, such invalidity or illegality shall not impair the operation of or affect the remaining portions of this Subscription Agreement.

(f)            Paragraph titles are for descriptive purposes only and shall not control or alter the meaning of this Subscription Agreement as set forth in the text.

17.           Omnibus Signature Page.  This Subscription Agreement is intended to be read and construed in conjunction with the Registration Rights Agreement pertaining to the issuance by the Company of the Units to subscribers pursuant to the Memorandum.  Accordingly, pursuant to the terms and conditions of this Subscription Agreement and such related agreements it is hereby agreed that the execution by the Purchaser of this Subscription Agreement, in the place set forth herein, shall constitute agreement to be bound by the terms and conditions hereof and the terms and conditions of the Registration Rights Agreement, with the same effect as if each of such separate, but related agreement, were separately signed.

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ANTI-MONEY LAUNDERING REQUIREMENTS

The USA PATRIOT Act	What is money laundering?	How big is the problem and why is it important?

 The USA PATRIOT Act is designed to detect, deter, and punish terrorists in the United States and abroad. The Act imposes new anti-money laundering requirements on brokerage firms and financial institutions. Since April 24, 2002 all brokerage firms have been required to have new, comprehensive anti-money laundering programs.

Money laundering is the process of disguising illegally obtained money so that the funds appear to come from legitimate sources or activities. Money laundering occurs in connection with a wide variety of crimes, including illegal arms sales, drug trafficking, robbery, fraud, racketeering, and terrorism.

The use of the U.S. financial system by criminals to facilitate terrorism or other crimes could well taint our financial markets. According to the U.S. State Department, one recent estimate puts the amount of worldwide money laundering activity at $1 trillion a year.

To help you understand theses efforts, we want to provide you with some information about money laundering and our steps to implement the USA PATRIOT Act.

What are we required to do to eliminate money laundering?

Under new rules required by the USA PATRIOT Act, our anti-money laundering program must designate a special compliance officer, set up employee training, conduct independent audits, and establish policies and procedures to detect and report suspicious transaction and ensure compliance with the new laws.

As part of our required program, we may ask you to provide various identification documents or other information. Until you provide the information or documents we need, we may not be able to effect any transactions for you.

PUBCO

OMNIBUS SIGNATURE PAGE TO

SUBSCRIPTION AGREEMENT AND REGISTRATION RIGHTS AGREEMENT

Purchaser hereby elects to purchase a total of    302,442    Units at a price of $2.25 per Unit (NOTE: to be completed by the Purchaser).

Date (NOTE: To be completed by the Purchaser):       March 12                        , 2007

If the Purchaser is an INDIVIDUAL, and if purchased as JOINT TENANTS, as TENANTS IN COMMON, or as COMMUNITY PROPERTY:

	Print Name(s)	Social Security Number(s)

	Signature(s) of Purchaser(s)	Signature

	Date	Address

If the Purchaser is a PARTNERSHIP, CORPORATION, LIMITED LIABILITY COMPANY or TRUST:

Cargill, Inc.
	Name of Partnership,	Federal Taxpayer
	Corporation, Limited	Identification Number
Liability Company or Trust

By:	/s/ JAMES SAYRE	Minnesota
	Name: James Sayre	State of Organization
Title: President, Cargill Ventures

	3/12/07	15407 McGinty Road West,
Wayzata, Minnesota 55391
Date		Address

PUBCO (a Delaware corporation to be named on the Closing Date)

By:	/s/ TIMOTHY P. HALTER
Authorized Officer

REDPOINT BIO CORPORATION

By:	/s/ F. RAYMOND SALEMME
Authorized Officer